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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Hoover's, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

43932110

(Cusip Number)

Ken DeAngelis
Austin Ventures
300 West 6th Street
Suite 2300
Austin, Texas 78701-3902
(512) 485-1900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 6, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 439321100

1.	Name of Reporting Person: Austin Ventures VII, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, OO (Sec Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,514,961*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,514,961*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,514,961*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.7%**

14.	Type of Reporting Person (See Instructions): OO

 * Beneficial ownership of the Issuer Common Stock referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the group (under Rule 13d-5) formed to acquire control of the Issuer as described in Item 4 hereof.

** Calculation of the foregoing percentage is based on the 1,514,961 shares of Issuer Common Stock beneficially owned by Marathon Partners, L.P. and Mario Cibelli as reported in their Schedule 13D/A filed on February 10, 2003, and the 15,628,570 shares of Issuer Common Stock outstanding as of December 31, 2002, according to the Issuer's most recent Form 10-Q.

CUSIP No. 439321100

1.	Name of Reporting Person: Austin Ventures VIII, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,514,961*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,514,961*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,514,961*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.7%*

14.	Type of Reporting Person (See Instructions): OO

 * Beneficial ownership of the Issuer Common Stock referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the group (under Rule 13d-5) formed to acquire control of the Issuer as described in Item 4 hereof.

** Calculation of the foregoing percentage is based on the 1,514,961 shares of Issuer Common Stock beneficially owned by Marathon Partners, L.P. and Mario Cibelli as reported in their Schedule 13D/A filed on February 10, 2003, and the 15,628,570 shares of Issuer Common Stock outstanding as of December 31, 2002, according to the Issuer's most recent Form 10-Q.

CUSIP No. 439321100

1.	Name of Reporting Person: AV Partners VII, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,514,961*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,514,961*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,514,961*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.7%*

14.	Type of Reporting Person (See Instructions): OO

 * Beneficial ownership of the Issuer Common Stock referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the group (under Rule 13d-5) formed to acquire control of the Issuer as described in Item 4 hereof.

** Calculation of the foregoing percentage is based on the 1,514,961 shares of Issuer Common Stock beneficially owned by Marathon Partners, L.P. and Mario Cibelli as reported in their Schedule 13D/A filed on February 10, 2003, and the 15,628,570 shares of Issuer Common Stock outstanding as of December 31, 2002, according to the Issuer's most recent Form 10-Q.

CUSIP No. 43932110

1.	Name of Reporting Person: AV Partners VIII, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,514,961*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,514,961*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,514,961*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.7%*

14.	Type of Reporting Person (See Instructions): OO

 * Beneficial ownership of the Issuer Common Stock referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the group (under Rule 13d-5) formed to acquire control of the Issuer as described in Item 4 hereof.

** Calculation of the foregoing percentage is based on the 1,514,961 shares of Issuer Common Stock beneficially owned by Marathon Partners, L.P. and Mario Cibelli as reported in their Schedule 13D/A filed on February 10, 2003, and the 15,628,570 shares of Issuer Common Stock outstanding as of December 31, 2002, according to the Issuer's most recent Form 10-Q.

CUSIP No. 439321100

1.	Name of Reporting Person: Joseph C. Aragona		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,514,961*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,514,961

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,514,961*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.7%*

14.	Type of Reporting Person (See Instructions): IN

 * Beneficial ownership of the Issuer Common Stock referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the group (under Rule 13d-5) formed to acquire control of the Issuer as described in Item 4 hereof.

** Calculation of the foregoing percentage is based on the 1,514,961 shares of Issuer Common Stock beneficially owned by Marathon Partners, L.P. and Mario Cibelli as reported in their Schedule 13D/A filed on February 10, 2003, and the 15,628,570 shares of Issuer Common Stock outstanding as of December 31, 2002, according to the Issuer's most recent Form 10-Q.

CUSIP No. 439321100

1.	Name of Reporting Person: Kenneth P. DeAngelis		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,514,961*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,514,961*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,514,961*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.7%*

14.	Type of Reporting Person (See Instructions): IN

 * Beneficial ownership of the Issuer Common Stock referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the group (under Rule 13d-5) formed to acquire control of the Issuer as described in Item 4 hereof.

** Calculation of the foregoing percentage is based on the 1,514,961 shares of Issuer Common Stock beneficially owned by Marathon Partners, L.P. and Mario Cibelli as reported in their Schedule 13D/A filed on February 10, 2003, and the 15,628,570 shares of Issuer Common Stock outstanding as of December 31, 2002, according to the Issuer's most recent Form 10-Q.

CUSIP No. 439321100

1.	Name of Reporting Person: Edward E. Olkkola		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,514,961*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,514,961*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,514,961*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.7%*

14.	Type of Reporting Person (See Instructions): IN

 * Beneficial ownership of the Issuer Common Stock referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the group (under Rule 13d-5) formed to acquire control of the Issuer as described in Item 4 hereof.

** Calculation of the foregoing percentage is based on the 1,514,961 shares of Issuer Common Stock beneficially owned by Marathon Partners, L.P. and Mario Cibelli as reported in their Schedule 13D/A filed on February 10, 2003, and the 15,628,570 shares of Issuer Common Stock outstanding as of December 31, 2002, according to the Issuer's most recent Form 10-Q.

CUSIP No. 439321100

1.	Name of Reporting Person: John D. Thornton		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,514,961*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,514,961*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,514,961*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.7%*

14.	Type of Reporting Person (See Instructions): IN

 * Beneficial ownership of the Issuer Common Stock referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the group (under Rule 13d-5) formed to acquire control of the Issuer as described in Item 4 hereof.

** Calculation of the foregoing percentage is based on the 1,514,961 shares of Issuer Common Stock beneficially owned by Marathon Partners, L.P. and Mario Cibelli as reported in their Schedule 13D/A filed on February 10, 2003, and the 15,628,570 shares of Issuer Common Stock outstanding as of December 31, 2002, according to the Issuer's most recent Form 10-Q.

CUSIP No. 439321100

1.	Name of Reporting Person: Blaine F. Wesner		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,514,961*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,514,961*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,514,961*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.7%*

14.	Type of Reporting Person (See Instructions): IN

 * Beneficial ownership of the Issuer Common Stock referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the group (under Rule 13d-5) formed to acquire control of the Issuer as described in Item 4 hereof.

** Calculation of the foregoing percentage is based on the 1,514,961 shares of Issuer Common Stock beneficially owned by Marathon Partners, L.P. and Mario Cibelli as reported in their Schedule 13D/A filed on February 10, 2003, and the 15,628,570 shares of Issuer Common Stock outstanding as of December 31, 2002, according to the Issuer's most recent Form 10-Q.

CUSIP No. 439321100

1.	Name of Reporting Person: Christopher A. Pacitti		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,514,961*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,514,961*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,514,961*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.7%*

14.	Type of Reporting Person (See Instructions): IN

 * Beneficial ownership of the Issuer Common Stock referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the group (under Rule 13d-5) formed to acquire control of the Issuer as described in Item 4 hereof.

** Calculation of the foregoing percentage is based on the 1,514,961 shares of Issuer Common Stock beneficially owned by Marathon Partners, L.P. and Mario Cibelli as reported in their Schedule 13D/A filed on February 10, 2003, and the 15,628,570 shares of Issuer Common Stock outstanding as of December 31, 2002, according to the Issuer's most recent Form 10-Q.

ITEM 1. SECURITY AND ISSUER.

This statement relates to the common stock (the “Issuer Common Stock”), of Hoover’s, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1033 La Posada Dr., Suite 250, Austin, Texas 78752.

Austin Ventures VII, L.P. and Austin Ventures VIII, L.P. (collectively, “Austin Ventures”) are filing this Schedule 13D because they have agreed to act in concert with Marathon Partners, L.P. and Mario Cibelli (collectively, the “Group”), to acquire control of the Issuer. The information in this Schedule 13D relating to Marathon Partners, L.P. and Mario Cibelli is based on the Schedule 13D/A filed by Marathon Partners, L.P. and Mario Cibelli on February 10, 2003, and Austin Ventures is not responsible for the accuracy of such information.

ITEM 2. IDENTITY AND BACKGROUND.

Austin Ventures is joined in the filing of this statement by AV Partners VII, L.P., the general partner of Austin Ventures VII, L.P., AV Partners VIII, L.P., the general partner of Austin Ventures VIII, L.P., five citizens of the United States of America who serve as the general partners of each of AV Partners VII, L.P. and AV Partners VIII, L.P.: Joseph C. Aragona, Kenneth P. DeAngelis, Edward E. Olkkola, John D. Thornton and Blaine F. Wesner, and one citizen of the United States of America who serves as a general partner of AV Partners VIII, L.P.: Christopher A. Pacitti (collectively, the “Reporting Person”). Austin Ventures VII, L.P., Austin Ventures VIII, L.P., AV Partners VII, L.P. and AV Partners VIII, L.P. are each limited partnerships organized under the laws of the State of Delaware. The principal office of the Reporting Person is located at 300 West 6th Street, Austin, Texas 78701-3902. The principal business of the Reporting Person is to make venture capital, special situation and related investments. The Reporting Person has not during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Group expects that, through Austin Ventures VII and Austin Ventures VIII and through several limited partners of Austin Ventures, it would have the resources necessary to consummate the transaction. Austin Ventures will not borrow funds in connection with the acquisition of control of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

The Group has agreed to act in concert to acquire control of the Issuer. The Group has presented to the board of directors of the Issuer a proposal to acquire the Issuer. The Group intends to have further discussions with the Issuer from time to time regarding acquisition of control of the Issuer.

The Reporting Person may acquire Issuer Common Stock with the purpose, or with the effect, of changing or influencing the control of the Issuer. The members of the Group may, in the future, have discussions with additional existing holders of Issuer Common Stock regarding the proposed acquisition of the Issuer. The Group expects to acquire all the outstanding shares of Issuer Common Stock that it does not already own pursuant to a merger or similar business combination.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

See Rows 7 through 11 and 13 of the Cover Pages. The Reporting Person has no beneficial ownership of securities of the Issuer. Marathon Partners, L.P. and Mario Cibelli have reported to Austin Ventures that they have beneficial ownership of 1,514,961 shares of Issuer Common Stock, representing approximately 9.7% of the shares of Issuer Common Stock outstanding, based on the 15,628,570 shares of Issuer Common Stock outstanding as of December 31, 2002, according to the Issuer’s most recent Form 10-Q. The Reporting Person has not effected any transactions in the Issuer Common Stock during the preceding sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Group expects to form an acquisition entity to pursue the acquisition of control of the Issuer and up to all of the outstanding Issuer Common Stock that is not currently owned by a member of the Group.

Marathon Partners, L.P. has engaged Marlin and Associates to advise it in connection with strategic alternatives regarding the Issuer, and to provide certain investment banking services. Marlin and Associates will be paid a financial advisory fee of 1% of the cash raised by the acquisition entity. The acquisition entity will reimburse Marathon Partners, L.P. and Mario Cibelli (and/or their affiliates, as applicable) for up to $100,000 of their documented out-of-pocket expenses incurred in connection with the acquisition. The acquisition entity will also grant equal rights to Marlin and Associates (or its affiliates) and Cibelli Management LLC in (i) $70,000 annually for advisory services, (ii) a warrant for 1% of the equity of the acquisition entity at a strike price that is equivalent to $8 per share of the Issuer Common Stock, and (iii) a warrant for an additional 1% of the equity of the acquisition entity at a strike price that is equivalent to $16 per share of the Issuer Common Stock.

The members of the Group have discussed, but have not reached an agreement, regarding allocation of board seats with respect to the acquisition entity.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A – Joint Filing Agreement

Exhibit B – Acquisition Proposal from Austin Ventures and Marathon Partners, L.P. to the Issuer dated February 6, 2003.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2003		AUSTIN VENTURES VII, L.P.

	By:	AV Partners VII, L.P., its general partner

By: /s/ Kenneth P. DeAngelis Name: Kenneth P. DeAngelis Title: General Partner

AUSTIN VENTURES VIII, L.P.

	By:	AV Partners VIII, L.P., its general partner

By: /s/ Kenneth P. DeAngelis Name: Kenneth P. DeAngelis Title: General Partner

AV PARTNERS VII, L.P.

By: /s/ Kenneth P. DeAngelis Name: Kenneth P. DeAngelis Title: General Partner

AV PARTNERS VIII, L.P.

By: /s/ Kenneth P. DeAngelis Name: Kenneth P. DeAngelis Title: General Partner

/s/ Joseph C. Aragona Joseph C. Aragona

/s/ Kenneth P. DeAngelis Kenneth P. DeAngelis

/s/ Edward E. Olkkola Edward E. Olkkola

/s/ John D. Thornton John D. Thornton

/s/ Blaine F. Wesner Blaine F. Wesner

/s/ Christopher A. Pacitti Christopher A. Pacitti

     Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

 * Beneficial ownership of the Issuer Common Stock referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the group (under Rule 13d-5) formed to acquire control of the Issuer as described in Item 4 hereof.

** Calculation of the foregoing percentage is based on the 1,514,961 shares of Issuer Common Stock beneficially owned by Marathon Partners, L.P. and Mario Cibelli as reported in their Schedule 13D/A filed on February 10, 2003, and the 15,628,570 shares of Issuer Common Stock outstanding as of December 31, 2002, according to the Issuer's most recent Form 10-Q.